Filed by EPR Properties
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CNL Lifestyle Properties, Inc.
Commission File No.: 000-51288

CBL LIFESTYLE PROPERTIES PORTFOLIO TRANSACTION

DISCLAIMER Forward-Looking Statements

This investor presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to EPR’s, OZRE’s and CNL’s (as such terms are defined below) businesses, financial or operational results, and future economic performance, as well as statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. The words “may,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” “project,” “forecast,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions or their negatives, as well as statements in future tense, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. EPR and OZRE may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and undue reliance should not be placed on these forward-looking statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of future performance, taking into account all information available at the time those statements are made or management’s good faith belief as of that time with respect to future events and, accordingly, actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements. Furthermore, these forward-looking statements should be considered as subject to the many risks and uncertainties that exist in EPR’s, OZRE’s and CNL’s operations and business environment. Such risks and uncertainties could cause actual results to differ materially from those projected. These uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement; (2) the inability to complete the proposed sale of CNL’s ski and attractions assets to EPR and OZRE (the “Sale”) due to the failure to obtain approval of the Sale from CNL’s stockholders or the failure to satisfy other conditions of the proposed Sale within the proposed timeframe or at all; (3) disruption in key business activities or any impact on EPR’s, OZRE’s or CNL’s relationships with third parties as a result of the announcement of the proposed Sale; (4) the failure of the proposed Sale to close for any reason; (5) risks related to disruption of management’s attention from EPR’s ongoing business operations due to the proposed Sale; (6) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against EPR and others relating to the Agreement; (7) the risk that the pendency of the proposed Sale disrupts current plans and operations; (8) the amount of the costs, fees, expenses and charges related to the proposed Sale; (9) the risk that regulatory approvals required for the Sale are not obtained on the proposed terms and schedule or are not obtained subject to conditions that are not anticipated and (10) other risks, including those detailed in the sections of EPR’s and CNL’s Annual Reports on Form 10-K for the year ended December 31, 2015 and other filings with the SEC titled “Risk Factors.” All forward-looking statements speak only as of the date of this investor presentation. All subsequent written and oral forward-looking statements attributable to EPR, OZRE, CNL or any person acting on their behalf are qualified by the cautionary statements in this section. Except as required by law, EPR undertakes no obligation to update publicly any forward-looking statements for any reason after this date to conform these statements to actual results or changes in EPR’s expectations.

DISCLAIMER Additional Information about the Proposed Transactions and Where to Find It This investor presentation relates to the proposed Sale pursuant to the terms of the Purchase and Sale Agreement, dated November 2, 2016, by and among CNL, CLP Partners, LP, a Delaware limited liability company and subsidiary of CNL, EPR, Ski Resort Holdings LLC, a Delaware limited For information on how non-GAAP metric such as NOI has been calculated in this investor presentation and for historical reconciliations to the nearest comparable financial measure under GAAP, see supplemental information provided with EPR’s earnings release and supplemental operating and financial data available on the SEC’s website at www.sec.gov or on EPR’s website at www.eprkc.com. In connection with the proposed Sale, EPR plans to file with the SEC a registration statement on Form S-4 in connection with the proposed transactions, which will include CNL’s preliminary proxy statement and EPR’s preliminary prospectus for the proposed transactions. EPR and CNL will also file other documents with the SEC relating to the proposed transactions. A definitive proxy statement/prospectus will be mailed to stockholders of CNL. THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT EPR, CNL, OZRE, THE PROPOSED SALE AND DISSOLUTION AND RELATED MATTERS. BEFORE MAKING ANY VOTING AND INVESTMENT DECISION WITH RESPECT TO THE TRANSACTIONS, INVESTORS AND STOCKHOLDERS OF CNL ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. The registration statement, the proxy statement/prospectus and other documents, when filed with the SEC by EPR and CNL, can be obtained free of charge through the website maintained by the SEC at www.sec.gov, at EPR’s website at www.eprkc.com under the tab “Investor Center” and then “SEC Filings,” at CNL’s website at http://www.cnllifestylereit.com under the tab “Investor Relations” and then “View SEC Filings,” from EPR Investor Relations, 909 Walnut Street, Suite 200, Kansas City, Missouri 64106, telephone: [(816) 472-1700], or from CNL Investor Relations, [450 South

Participants in the SolicitationEPR and its trustees and executive officers and CNL and its directors and executive officers and other members of their respective management and employees may be deemed participants in the solicitation of proxies from CNL’s stockholders in connection with the proposed transactions. Information regarding the special interests of these trustees, directors and executive officers in the proposed transactions will be included in the definitive proxy statement/prospectus referred to above. Additional information regarding CNL’s directors and executive officers is also included in CNL’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 3, 2015., and in Form 4s of CNL’s directors and executive officers filed with the SEC. Additional information regarding EPR’s trustees and executive officers is also included in EPR’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2016, and in Form 4s of EPR’s trustees and executive officers filed with the SEC. These proxy statements and Form 4s are available free of charge at the SEC’s website at www.sec.gov and from CNL and EPR by contacting them as described above. Other information about the participants in the proxy solicitation will be contained in the proxy statement/prospectus.This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor there any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

OVERVIEW EPR has agreed to acquire the CNL Lifestyle Properties (CNL) Northstar California Ski Resort and attractions portfolio, along with providing 65% debt financing to funds affiliated with Och-Ziff Real Estate (OZRE) for the remainder of the ski portfolio. TIMING Anticipated deal closing in early Q2 2017 following CNL Lifestyle Properties shareholder approval OUTCOMES NORTHSTAR AND ATTRACTIONS PORTFOLIO EPR will acquire Northstar California Ski Resort, along with 15 attraction assets (waterparks and amusement parks) for approximately $456M OZRE SKI PORTFOLIO EPR will provide approximately $244M of five year financing for 14 Ski and Mountain Lifestyle Resorts to be acquired by OZRE for approximately $374M Unless otherwise indicated throughout document: A) Purchase price does not include pro-rations, transactions costs or closing adjustments C) Attractions portfolio information excludes 5 FECs that account for less than 1% of transaction

SOURCES AND USES (In Millions) OVERALL TRANSACTION USES ? SOURCES Stock Consideration to CNL* $ 647 EPR Equity* $ 647 Cash to CNL 183 EPR Cash    62 Subtotal 830 Subtotal 709 EPR Transaction Costs 9 OZRE Cash    130 Total $839 Total £_ 839 EPR TRANSACTION USES ? SOURCES Attractions & Northstar $ 456 Equity Issuance* $ 647 Loan to OZRE 244 EPR Cash    62 Subtotal 700 EPR Transaction Costs 9 Total 709 Total $ 709 *Actual value at closing assuming 10-day Volume Weighted Average Price (VWAP) is within the collar range

TRANSACTION MERITS HIGH QUALITY ASSETS Proven assets with strong operators DISCIPLINED APPROACH—Two year process of negotiating, underwriting and due diligence in an area of core expertise HIGHLY DURABLE—High coverage, underwritten to 5 year EBITDAR averages INCREASED DIVERSIFICATION—Significantly expands geographic and operator diversification within EPR’s Recreation segment POSITIVE FINANCIAL IMPACT—Projected to be immediately accretive, substantially all equity consideration INVESTING IN THE EXPERIENCE ECONOMY- Expands EPR’s investments in the experience based Recreation segment

OVERVIEWOF PROPERTIES TO BE ACQUIRED

NORTHSTAR CALIFORNIA

NORTHSTAR CALIFORNIA SKI RESORT

Leading Regional Destination

North Lake Tahoe

Day & destination visitors

BAY AREA	SACRAMENTO
3	2
HOUR DRIVE	HOUR DRIVE



N
~160 miles

Proven Operator, Proven Asset

VAIL RESORTS
EXPERIENCE OF A LIFETIME

PARK CITY
Beaver Creek
KEYSTONE
Heavenly
Vail

NORTHSTAR CALIFORNIA

RENT COVERAGE*

5 Year Avg. ~1.6x

Extensive Co-Investments

LODGING
- RITZ CARLTON
- NORTHSTAR LODGE



LUXURY SECOND HOME COMMUNITIES
- MARTIS CAMP – Private, with direct Northstar access
- MOUNTAINSIDE AT NORTHSTAR Ski in/ski out condo and homes



Top Year Round Resort







*Historical EBITDAR / Historical Cash Minimum Rent

9

WHAT WE WILL OWN REMAINING LEASE TERM = 10 YRS + 30 YRS OF TENANT OPTIONS MOUNTAIN RESORT 3,170 20 487 SKIABLE ACRES LIFTS SNOWMAKING GUNS 100 8 35 MILES TRAILS TERRAIN PARKS SNOWMAKING PIPELINE

ATTRACTIONS PORTFOLIO PACIFIC PARK – SANTA MONICA WET ‘N’ WILD PHOENIX DARIEN LAKE – WESTERN NY

ATTRACTIONS PORTFOLIO Geographic Diversity Market-Leading Locations Strong regional brands delivering stable long term performance Enduring Experiences 15 attractions, comprised of water parks and amusement parks Demonstrated resilience across economic cycles Average remaining lease term of 18 years 423 1,528 10 Rides & Acres States Attractions UNDERWRITTEN RENT COVERAGE 5 Year Avg. ~1.8x OPERATOR PORTFOLIO REVENUE (IN MILLIONS) RETAIL VILLAGE 42 -80K RETAIL SQ.FT. SPACES Retail & restaurants master leased by ski operator WHAT WE WILL OWN REMAINING LEASE TERM = 10 YRS + 30 YRS OF TENANT OPTIONS

ATTRACTIONS PORTFOLIO OVERVIEW Attraction Asset Location Year Founded Asset Type Acreage # of Rides Darien Lake Darien Center, NY 1981 Combination 978 50 Frontier City Oklahoma City, OK 1958 Amusement Park 113 34 Magic Springs* Hot Springs, AR 1978 Combination 70 30 Myrtle Waves Water Park* Myrtle Beach, SC 1985 Waterpark 20 17 Rapids Water Park Riviera Beach, FL 1979 Waterpark 30 45 Waterworld* Concord, CA 1995 Waterpark 23 26 Wet ‘n’ Wild Hawaii Kapolei, HI 1999 Waterpark 29 25 Wet ‘n’ Wild Palm Springs Palm Springs, CA 1986 Waterpark 16 16 Wet ‘n’ Wild Phoenix Glendale, AZ 2009 Waterpark 52 20 Wet ‘n’ Wild SplashTown Spring, TX 1981 Waterpark 83 40 White Water Bay Oklahoma City, OK 1980 Waterpark 21 17 Wild Waves* Seattle, WA 1977 Combination 67 55 Premier Parks    1,502 375                 Pacific Park Santa Monica, CA 1996 Amusement Park 2 18 Hawaiian Falls—The Colony The Colony, TX 2003 Waterpark 12 15 Hawaiian Falls—Garland Garland, TX 2003 Waterpark 12 15 Harvest Entertainment    24 30 Attractions Total    1,528 423 *Parks are not currently operated by Premier Parks, but will be leased to Premier following completion of CNL transaction.

OZRE SKI PORTFOLIO

OZRE SKI PORTFOLIO 14 REGIONALLY DIVERSE SKI & MOUNTAIN RESORTS 9 12,068 1,026 STATES & SKIABLE TRAILS B.C., CANADA ACRES Some of the most attractive drive-to and regional destinations in the U.S. 120 MILLION Live Within 5 Hours people of portfolio Resorts TERMS • 5 year term with three 30-month extension options • 8.5% interest rate 1% origination & exit fee Committed to fund up to $52M (65% of $80M) of improvements FEATURES • 65% Loan To Transaction Value • Cross collateralized • ~2.5x Underwritten Coverage* *Property-Level Rent / Mortgage Interest Payment

OZRE SKI PORTFOLIO Asset State Operator / Tenant Year Opened Lifts Skiable Acres Loon Mountain NH Boyne Resorts 1966 12 370 Summit at Snoqualmie WA Boyne Resorts 1937 27 1,981 Brighton UT Boyne Resorts 1936 7 1,050 Gatlinburg Sky Lift TN Boyne Resorts 1953 1 NA Cypress Mountain B.C. Boyne Resorts 1984 8 600 Sunday River ME Boyne Resorts 1959 15 820 Sugarloaf ME Boyne Resorts 1950 14 1,230 Total Boyne Resorts    84 6,051 Crested Butte CO Triple Peaks 1961 17 1,547 Okemo VT Triple Peaks 1955 19 655 Mount Sunapee NH Triple Peaks 1948 11 233 Total Triple Peaks    47 2,435 Jiminy Peak MA The Fairbanks Group 1947 9 167 Mountain High CA Mountain High Resort Associates 1978 16 290 Stevens Pass WA Stevens Pass Mountain Resort 1937 13 1,125 Sierra at Tahoe CA Booth Creek 1946 14 2,000 Total OZRE Ski Properties:    183 12,068

DEAL STRUCTURE & PRO FORMA RESULTS

DEAL STRUCTURE

STEP ONE

OZRE will buy 14 ski properties from CNL in exchange for ~$130M cash and ~$244M note

STEP TWO

EPR will buy the ~$244M note, 15 Attractions assets and Northstar California from CNL in exchange for ~$647M of stock and ~$53M cash

STEP THREE

CNL will distribute EPR shares to their shareholders shortly after closing

EQUITY CONSIDERATION

Number of shares issued based on 10-day VWAP ending on the second day before closing and subject to collar

18

EPR Properties

SUMMARY YIELDS AND COVERAGES Annualized     Cash Rents/ Initial Underwritten Initial Value Interest Yield Coverage Attractions & Northstar $456M $42.6M 9.35% ~1.8x OZRE Ski Mortgage $244M $20.7M 8.50% ~2.5x TOTAL $700M $63.3M 9.05%

PROJECTED ACCRETION IMPACT

	Low	Base	High
Price	$68.25	$73.78	$82.63
Range	-7.5%	-	+12.0%
Shares issuable to CNL	9.5M	8.8M	7.8M
FFOAA per share	$0.18	$0.22	$0.28

Equity Collar

- Base scenario number of shares assumed to be 8.8M ($647M/$73.78)
- Base price is 10 day VWAP leading up to signing
- At closing, share issuance based on 10 day VWAP leading up to closing date
  - Max shares = 9.5M (7.5% down from $73.78 share price)
  - Min shares = 7.8M (based on 12% up from $73.78 share price)

Assumptions

- Rents and interest per previous slide
- Non-cash GAAP revenue adjustments of +$1.2M
- Full year perspective; actual 2017 will be lower due to assumed closing in early Q2 2017
- Cash portion of consideration financed with 10-Yr debt
- $1.5M additional G&A expense
- Transaction costs excluded for FFOAA

20

EPR Properties

PRO FORMA SEGMENT MIX

TOTAL INVESTMENTS*

Other 4%

Recreation 21%

Entertainment 52% Education 23%

NET OPERATING INCOME*

Other 2%

Recreation

22% Entertainment

Education 23%

PRO FORMA TOTAL INVESTMENTS**

Other 3%

Recreation

32% Entertainment 46%

Education 19%

**

PRO FORMA NET OPERATING INCOME

Other 2%

Recreation Entertainment 30% 49%

Education 19%

* Represents actual amounts as of 9/30/2016.

** Pro forma scenarios assume planned Imagine Schools dispositions in Q4 2016 / Q1 2017

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PRO FORMA TOP 10 CUSTOMERS % OF Q3 2016 REVENUE AMC Theatres 17% Regal Entertainment Group 9% Topgolf 8% Cinemark 7% Carmike Cinemas 5% Imagine Schools 5% Camelback Resort 4% Schlitterbahn 3% Children’s Learning Adventure 3% Southern Theatres 3% Top 10 64% PRO FORMA % OF REVENUE AMC Theatres 16% Topgolf 8% Regal Entertainment Group 8% Cinemark 6% Carmike Cinemas 5% Premier Parks 4% OZRE 4% Camelback Resort 3% Schlitterbahn 3% Basis Independent Schools 3% Top 10 60%

RECREATION SEGMENT RATIONALE

WHY RECREATION? ALIGNMENT WITH CONSUMER SPENDING TRENDS • Recreation as a percentage of total discretionary spend continues to grow ALIGNMENT WITH DEMOGRAPHIC SHIFTS • Baby Boomers entering peak leisure spending years • Millennial (now the largest population segment) are focused on the types of experiences that Recreation assets offer ADVANTAGEOUS POSITION • Assets are relatively difficult to replicate, creating and sustaining longterm value EPR’S STRONG LONF TERM PERFORMANCE • Our current portfolio provides consistent and reliable cash flows

SKI SECTOR OVERVIEW

OVERVIEW

Durable Demand, Fixed Supply

70

555

60 505 50 455 40 Millions) U.S. Snowsports Visits: 405

30 Trailing 5 Yr Avg.

(In 20 355 # of Operating U.S. Ski

10 Areas 305

0 255 2001 2016

Increased Revenue Per Visit

$120 $100

Visit $99 Revenue/ $80 of Skier $60

$ $60

$40

2002 2015

Source: National Ski Areas Association (NSAA)

TRENDS

Transitioning to Four-Season Business

Increases property utilization and generates new revenue

Expanding Season Pass Networks

Stabilizes revenue and enhances customer value proposition

Focus on the Beginner Experience

Makes activity more approachable and grows customer base

Technology

Improves snowmaking efficiencies, infrastructure and customer marketing

25

WEATHER RISK OUR APPROACH INITIAL FILTER ASSET UNDERWRITING CREDIT SUPPORT & STRUCTURE • Avoid high EBITDAR volatility • Long-term approach • Require equity contribution • Seek clear, proven position in the ski sector • Seek Stabilizing Attributes: season pass base, proximity to large populations, significant snowmaking, off season revenue • Historical weather analyzed • Stressed scenarios modeled w/ I.Ox coverage in poor weather yrs. • Modeling determines maximum rent • Partner w/ multi-asset operators • Seek cross defaulted portfolios • Structure seasonal rent reserves Favorable risk adjusted returns can be achieved by looking beyond headlines and underwriting actual risk

ATTRACTIONS SECTOR OVERVIEW

OVERVIEW

Growth in Annual Recreation Spending

(In Billions)

$550 $50 $450

$40 Amusement $350 Services $250 $30 $20 $150

Recreation $50 $10 Parks/Attractions

-$50 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 $0

Recreation Services

Amusement Parks and Related Attractions

Source: U.S. Bureau of Economic Analysis (BEA)

TRENDS

Themed Environments

Creates an immersive environment tied together by a central theme (movies, characters)

Experience-Driven Technology New experience-driven offerings such as Surf Simulators provide skill based entertainment venues

Segmented Solutions

Attraction programming that has relevant offerings across age segments, from children to older adults.

27

SUMMARY FOCUSED GROWTH QUALITY ASSETS INCREASED DIVERSIFICATION EXPECTED TO BE IMMEDIATELY ACCRETIVE LEADING REIT INVESTOR IN THE EXPERIENCE ECONOMY

NEXT STEPS INITIAL FORM S-4/PROXY FILING Late Q4 2016 CNL SHAREHOLDER VOTE Late Ql/Early Q2 2017 ANTICIPATED CLOSING Early Q2 2017

EPR Properties 909 Walnut Street, Suite 200 Kansas City, MO 64106 www.eprkc.com (888) EPR REIT info@eprkc.com